

November 10, 2011

Via E-mail
Cery Perle
Chief Executive Officer
Spare Backup, Inc.
72757 Fred Waring Dr.
Palm Desert, CA 92260

> **Re:** **Spare Backup, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2011**
> **File No. 000-30587**

Dear Cery Perle:

We have reviewed your filing and your response letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   In accordance with Item 13(a)(6) of Schedule 14A, please disclose whether or not representatives of your principal accountants will be present, have an opportunity to make a statement, and are expected to be available to respond to appropriate questions at your shareholders meeting.

Proposal 1, page 5

2.   In accordance with Item 11 of Schedule 14A and Item 202(a) of Regulation S-K, please provide a description of the securities to be authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        James M. Schneider
        Schneider Weinberger LLP